Horwitz, Cron & Armstrong, LLP

Attorneys at Law

Lawrenece M. Cron, Esq.	26475 Rancho Parkway South	E-mail: lcron@hcalaw.biz
Lake Forest, California 92630
Telephone (949) 540-6544
Facsimile (949) 540-6581

December 26, 2012

VIA EDGAR FILING

John Reynolds, Assistant Director

Shaz Niazi

James Lopez

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	FITT Highway Products, Inc.
Preliminary Information Statement on Schedule 14C filed December 12, 2012
Your File No. 000-33519

Dear Mr. Reynolds:

This firm represents FITT Highway Products, Inc. (the “Company”). This letter is the Company’s response to your comment letter dated December 21, 2012.

Schedule 14C filed December 12, 2012

Comment – “We note there appears to be significant unaffiliated ownership of your common stock and your common shares are traded on the OTCQB, but you do not appear to have historically held annual meetings of shareholders despite the provisions of your governing documents. Please advise us whether you are relying on a provision of state law for not holding annual meetings and, if so, which provision. To the extent you have failed to comply with state law or your governing documents, please include adequate disclosure about the consequences of such failure and the steps you intend to take, if any, to remedy such defects.”

The Company has not conducted annual shareholder meetings for the last several years primarily due to the limitations of the financial resources of the Company. The Company has allocated financial resources toward keeping the Company current with its annual and quarterly reporting to maintain the availability of current financial and business information to the public. The Company has not relied on any state law or provision in its governing documents in not holding annual meetings of shareholders.

John Reynolds, Assistant Director

December 26, 2012

The Company proposes adding a disclosure to the Schedule 14C to address the failure of the Company to conduct annual meetings of shareholders and the possible consequences of this failure. The proposed disclosure would read as follows:

“The Company has not conducted annual meetings of its shareholders for several years. The failure of the Company to hold an annual meeting of shareholder has not been in reliance on any provision of Nevada law or the governing documents of the Company. Under Nevada law the failure of the Company to conduct annual meetings of shareholders and elect members to its board of directors does not prevent the Company from operating as members of its board of directors continue to hold office and discharge their duties until a successor has been elected. Under Nevada law, shareholders with 15 percent of the voting power of the shareholders could apply to a court for an order directing the Company to conduct a meeting of shareholders for the purpose of electing directors. The Company intends to address its failure to hold annual meetings by noticing and conducting an annual meeting in 2013.”

Company’s Acknowledgement

In accordance with your request, the Company confirms the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Lawrence M. Cron

LMC:

cc: Michael R. Dunn